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                          September 18, 2023

       Lee Choon Wooi
       Chief Executive Officer
       Starbox Group Holdings Ltd.
       VO2-03-07
       Velocity Office 2, Lingkaran SV
       Sunway Velocity
       55100 Kuala Lumpur
       Malaysia

                                                        Re: Starbox Group
Holdings Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed September 12,
2023
                                                            File No. 333-274484

       Dear Lee Choon Wooi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Ying Li